Exhibit 99.1

Galapagos’ Shareholders Adopt All Resolutions Proposed by the Board of Directors at the Annual and Extraordinary Shareholders’ Meetings 2026

Mechelen, Belgium; April 28, 2026, 22:01 CET — Galapagos NV (Euronext & NASDAQ: GLPG) today announces that all resolutions proposed at the Company’s Annual and Extraordinary Shareholders’ Meetings (AGM and EGM) held on 28 April 2026 were approved.

The AGM approved, amongst other items:

•	The Annual Report and the Remuneration Report
•	The remuneration of the members of the Board of Directors
•	The appointment of Mr. Henry Gosebruch as Executive Director
•	The appointments of Dr. Jane Griffiths, Ms. Dawn Svoronos, Dr. Neil Johnston, Dr. Paulo Fontoura, and Mr. Gino Santini as Independent Non-Executive Directors and Mr. Devang Bhuva as Non-Executive Director
•	The re-appointment of the statutory auditor
•	The charging of the statutory auditor with respect to the “assurance” of the CSRD sustainability reporting

The EGM approved, amongst other items:

•	The change of the name of the Company to “Lakefront Biotherapeutics”, effective as of May 8, 2026
•	The authorization to the Board of Directors to acquire its own shares
•	The renewal of the Company’s authorized capital by up to 20% of the share capital

All documents related to the AGM and EGM can be consulted on our website. The minutes of the meetings will be made available in due course.

“I am grateful for our shareholder support as we execute our transformation. I would also like to sincerely thank Jérôme for his leadership throughout this transformative period for Galapagos. His guidance and steadfast support through the strategic review and implementation of the Company’s reinvention have been instrumental in positioning Galapagos for its next phase of growth and value creation. He has been a great partner and provided valuable insights,” said Henry Gosebruch, Chief Executive Officer of Galapagos.

Gosebruch continued, “We are delighted to welcome Gino to our Board of Directors as our next Chair. His extensive operational, strategic and business development expertise shaped by global leadership in our sector will be invaluable as we execute on our strategy to deliver meaningful patient impact and sustainable shareholder returns.”

About Galapagos

Galapagos is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Galapagos prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit www.glpg.com or follow us on LinkedIn or X.

For further information, contact Galapagos:

Investor Relations

Sherri Spear

+1 412 522 6418

sherri.spear@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any forward-looking statements in this release, unless specifically required by law or regulation.

Disclaimer

The contents of our website, including the annual report for the financial year 2025 and the report prepared by the Board of Directors at the occasion of the Extraordinary Shareholders’ Meeting, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.

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